SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 29)

Public Storage (formerly, Public Storage, Inc.)

(Name of Issuer)

Common Shares of Beneficial Interest, $.10 par value

(formerly Common Stock $.10 par value)

(Title of Class of Securities)

74460D-10-9

(CUSIP Number)

David Goldberg

701 Western Avenue

Glendale, California 91201-2397

(818) 244-8080, ext. 1529

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Wayne Hughes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 7,695,722[1]
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 7,695,722[1]
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,695,722[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14.	TYPE OF REPORTING PERSON REPORTING IN

[1]	Includes shares held indirectly. Percentage of class based on number of shares outstanding at March 9, 2009.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Wayne Hughes, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United State of America

Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,948,551[1]
8. SHARED VOTING POWER 11,348[2]
9. SOLE DISPOSITIVE POWER 4,948,551[1]
10. SHARED DISPOSITIVE POWER 11,348[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,959,899[1,2]
12.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON REPORTING IN

[1]	Includes shares held indirectly and shares beneficially owned by spouse and children. Percentage of class based on number of shares outstanding at March 9, 2009.
[2]	Includes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Tamara Hughes Gustavson.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tamara Hughes Gustavson (formerly Tamara L. Hughes)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 21,240,121[1]
8. SHARED VOTING POWER 11,348[2]
9. SOLE DISPOSITIVE POWER 21,240,121[1]
10. SHARED DISPOSITIVE POWER 11,348[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,240,121[1],2
12.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14.	TYPE OF REPORTING PERSON REPORTING

[1]	Includes shares held indirectly and shares beneficially owned by spouse and children. Percentage of class based on number of shares outstanding at March 9, 2009.
[2]	Excludes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson.

This Amendment No. 29 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as amended (the “Schedule 13D”), relating to the shares of common stock, par value $.10 per share, of Public Storage, Inc., the predecessor of Public Storage (the “Issuer”), previously filed by B. Wayne Hughes, B. Wayne Hughes, Jr. and Tamara Hughes Gustavson (together, the “Reporting Persons” or the “Hughes Family”). This Amendment is being filed to update the Schedule 13D in light of certain recent events.

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

On March 3 - 11, 2009, B. Wayne Hughes sold a total of 1,500,000 shares of beneficial interest (the “Shares”) in the open market.

The Hughes Family intend to review their investments in the Issuer on a continuing basis and may, at any time, consistent with the Hughes Family’s obligations under Issuer’s declaration of trust and under the federal securities laws, determine to increase or decrease their ownership of Shares through purchases or sales of Shares in the open market or in privately negotiated transactions. In reaching any conclusion as to their future course of action, the Hughes Family will take into consideration various factors, such as the Hughes Family’s financial condition and financial plans, other development concerning the Hughes Family, Issuer’s business and prospects, other developments concerning Issuer, other business opportunities available to Issuer and general economic and stock market conditions, including, but not limited to, the market price of the Shares.

Item 5.	Interest in Securities of the Issuer

As of March 16, 2009, each Reporting Person owned (or was deemed to own) the aggregate number of Shares set forth below opposite his or her name. Such Shares constitute approximately 20.0% in the aggregate of the approximate total number of Shares outstanding on March 9, 2009.

Reporting Person	No. of Shares		Approximate % of Shares Outstanding
B. Wayne Hughes	7,695,722	(1)	4.5%
B. Wayne Hughes, Jr. and Tamara Hughes Gustavson	11,348	(2)	0.0%
B. Wayne Hughes, Jr.	4,948,551	(3)	2.9%
Tamara Hughes Gustavson	21,240,121	(4)	12.6%

(1)	Includes Shares held indirectly.
(2)	Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

(3)	Includes Shares owned indirectly by Mr. Hughes, Jr. and shares beneficially owned by Mr. Hughes, Jr. spouse and children. Excludes Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.
(4)	Includes Shares owned indirectly by Ms. Gustavson and shares owned beneficially by Mr. Gustavson’s spouse and children. Excludes Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

During the 60-day period ending March 11, 2009 and subsequent to the date through March 16, 2009, the Reporting Persons purchased or sold the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his, her or its name.

Reporting Person	Transaction Date	No. of Shares Sold	Price Per Share	Type of Transaction
B. Wayne Hughes(1)	3/3/09	390,898	$50.6741	Open Market (NYSE)
B. Wayne Hughes(1)	3/4/09	434,102	$50.6662	Open Market (NYSE)
B. Wayne Hughes(1)	3/9/09	202,037	$49.725	Open Market (NYSE)
B. Wayne Hughes(1)	3/10/09	472,963	$53.6731	Open Market (NYSE)

(1)	Represent sales by the Northern Trust Co. of Delaware, trustee of the B. Wayne Hughes 2008 Irrevocable Intervivos Trust

To the best of the Reporting Persons’ knowledge, except as disclosed herein, none of the Reporting Persons has any beneficial ownership of any Shares as of March 16, 2009, engaged in any transaction in any Shares during the 60-day period ending March 11, 2009 and subsequent to that date through March 16, 2009.

Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 8:	Power of Attorney, dated as of March 9, 2006 (incorporated by reference to Exhibit 8 to Amendment No. 25 on Schedule 13D/A filed on March 9, 2006).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

* B. Wayne Hughes

* B. Wayne Hughes, Jr.

* Tamara Hughes Gustavson

March 16, 2009

*	David Goldberg as attorney-in-fact

/s/ David Goldberg
David Goldberg